Exhibit 99.1

Lifeway Foods, Inc. Increases Production to Support Accelerated Demand and Local Communities during COVID-19 Health Crisis

Expects First Quarter 2020 Preliminary, Unaudited Net Sales to Increase 2% to 4% from 1Q19 with the Month of March Net Sales Up Over 13% Year-over-Year

Delivers Second Consecutive Sequential Quarter of Sales Improvement with Strong Industry Tailwinds

Morton Grove, IL — April 14, 2020—Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today provided a business update in conjunction with reporting its fourth quarter and full year results for the period ended December 31, 2019 which was filed today with the Securities and Exchange Commission. Lifeway also announced that it expects preliminary, unaudited first quarter 2020 net sales to increase 2% to 4% as compared to the first quarter of 2019 with the month of March net sales up 13% year-over-year.

“We are pleased with our solid end to the year and strong start to 2020. Our team’s execution of our long-term strategic plan, Lifeway 2.0, is demonstrated by the sequential improvement in our sales trends in the fourth quarter resulting in our ability to reinvigorate growth which has accelerated into the first quarter of 2020 with net sales expected to be up 2% to 4% year-over-year including a really strong March monthly sales” commented Julie Smolyansky, Lifeway’s Chief Executive Officer. “Our current focus is the health, safety and wellbeing of our employees, as well as local and national communities during this time of unprecedented uncertainty and crisis related to COVID-19. At Lifeway, we are committed to supporting the accelerated demand for retail sales and community aid donations through an increase in our kefir production, and we are instituting the Lifeway Heroes Commitment Award, an hourly bonus for employees in our production and warehouse facilities in recognition of their incredible work. In addition, Lifeway is providing donations to Singer and songwriter Jewel’s Inspiring Children, Mount Sinai Hospital, Meals on Wheels Chicago, Food Bank for New York City and other local and national food pantries to help ensure first responders and those in need have access to microbiome-supporting products and are able to nourish themselves and their families. To date, Lifeway has donated over 45,000 servings of kefir, and we plan to continue providing additional product for as long as needed.”

Ms. Smolyansky continued, “During this time of shelter-in-place as a result of COVID-19, 40% of Americans are more proactively taking care of their physical and emotional health and 17% are consuming more immunity and overall self-care supporting products such as probiotics and vitamins, according to IRI. In the first quarter of 2020, we have increased our production to meet accelerated demand at both grocery retail and online grocery as more consumers focus on self-care and nutrition to aid in their overall health and wellness needs. Kefir has emerged as a top 2020 consumer choice for gut health and it continues to rise with people becoming increasingly educated on the importance of a healthy, functioning gut and how it can determine consumers overall well-being. Based on a 2017 study from The Nutrition Society the health benefits of fermented milk drinks such as kefir included improved digestion, anti-inflammatory effects and the stimulation of antioxidants which can aid disease prevention. We believe Lifeway is well positioned for long-term growth and value creation with strong industry tailwinds to fuel our business as we increasingly serve consumers looking for more self-care, immunity and gut health options during this time of global health crisis and uncertainty.”

Lifeway expects to continue to benefit in 2020 from strong industry tailwinds including lower dairy and oil prices as well as the following highlights:

•	According to IRI:
o	Dairy is up 11% on a dollar basis for the Total U.S. MULO for the year-to-date 2020 period ended March 22, 2020
o	Social Chatter is increasingly focused on self-care with a 438% Surge vs. the average in mentions as U.S. COVID-19 confirmed cases increase
o	In the 52 weeks ended March 8, 2020, the total supplement market was up more than 6%. For the one-week period ended March 8, 2020, during which coronavirus concerns in the U.S. began to scale, sales growth for overall dietary supplements skyrocketed to more than 35%

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•	According to Mordor Intelligence:
o	For fermented dairy, including kefir, a 9% compound annual growth rate is expected between 2019 and 2029
•	According to the New York Times analysis of data from Earnest Research:
o	In a 7-day period that ended on March 18, grocery sales were up 79% from the previous year
o	Between March 26 and April 1, sales were up 7%. Among the biggest winners: online grocery delivery services and meal kit companies

Conference Call

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details will be available today at 5:00 p.m. ET. The webcast will be available over the Internet through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/. An audio replay will be available through April 28, 2020. North American listeners may dial 844-512-2921 and international listeners may dial 412-317-6671. The passcode is 1139162.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cupped kefir and cheese, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across the United States, Mexico, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the full year ended December 31, 2019, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2019 and 2018

(In thousands)

	December 31,
	2019	2018
Current assets
Cash and cash equivalents	$3,836	$2,998
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,100 and $1,220 at December 31, 2019 and 2018, respectively	6,692	6,276
Inventories, net	6,392	5,817
Prepaid expenses and other current assets	1,598	1,077
Refundable income taxes	681	2,748
Total current assets	19,199	18,916

Property, plant and equipment, net	22,274	24,573
Operating lease right-of use asset	738	–

Intangible assets
Goodwill and indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	152	344
Total intangible assets	12,976	13,168

Other Assets	1,800	150
Total assets	$56,987	$56,807

Current liabilities
Accounts payable	$5,282	$4,570
Accrued expenses	4,087	2,777
Accrued income taxes	154	106
Total current liabilities	9,523	7,453
Line of credit	2,745	5,995
Operating lease liabilities	488	–
Deferred income taxes, net	922	390
Other long-term liabilities	58	564
Total liabilities	13,736	14,402

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at 2019 and 2018	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,710 and 15,814 shares outstanding at 2019 and 2018	6,509	6,509
Paid-in capital	2,380	2,303
Treasury stock, at cost	(12,601)	(12,970)
Retained earnings	46,963	46,563
Total stockholders’ equity	43,251	42,405

Total liabilities and stockholders’ equity	$56,987	$56,807

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2019 and 2018

(In thousands, except per share data)

	2019	2018

Net sales	$93,662	$103,350

Cost of goods sold	68,367	74,646
Depreciation expense	3,146	2,846
Total cost of goods sold	71,513	77,492

Gross profit	22,149	25,858

Selling expenses	11,062	13,477
General and administrative	12,828	13,616
Goodwill and intangible asset impairment	–	1,244
Amortization expense	192	631
Total operating expenses	24,082	28,968

Loss from operations	(1,933)	(3,110)

Other income (expense):
Interest expense	(249)	(271)
Fair value gain on investments	1,731	–
Realized gain on investments, net	1,413	–
Gain on sale of property and equipment	189	54
Other income	84	16
Total other income (expense)	3,168	(201)

Income (loss) before provision for income taxes	1,235	(3,311)

Provision (benefit) for income taxes	782	(225)

Net income (loss)	$453	$(3,086)

Basic loss per common share	$0.03	$(0.19)

Diluted loss per common share	$0.03	$(0.19)

Weighted average number of shares outstanding - Basic	15,748	15,872

Weighted average number of shares outstanding - Diluted	15,804	16,319

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019 and 2018

(In thousands)

	2019	2018

Cash flows from operating activities:
Net income (loss)	$453	$(3,086)
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation and amortization	3,338	3,477
Non-cash interest expense	23	14
Non-cash rent expense	(17)	–
Bad debt expense	7	21
Deferred Revenue	(97)	(97)
Reserve for inventory obsolescence	(52)	558
Stock-based compensation	838	802
Deferred income taxes	533	(451)
Fair value gain on investment	(1,731)	–
Net gain on sale of investment	(1,413)	–
Gain on sale of property and equipment	(189)	(54)
Goodwill impairment	–	1,244
(Increase) decrease in operating assets:
Accounts receivable	(423)	2,379
Inventories	(523)	1,322
Refundable income taxes	2,067	(401)
Prepaid expenses and other current assets	(526)	(78)
Increase (decrease) in operating liabilities:
Accounts payable	710	(2,278)
Accrued expenses	783	(858)
Operating lease asset amortization/liability	(17)	–
Accrued income taxes	47	(97)
Net cash provided by operating activities	3,811	2,417

Cash flows from investing activities:
Purchases of investments	(15)	(500)
Proceeds from sale of investments	1,509	500
Purchases of property and equipment	(1,178)	(2,824)
Proceeds from sale of property and equipment	522	104
Net cash used in investing activities	838	(2,720)

Cash flows from financing activities:
Purchase of treasury stock	(538)	(1,379)
Borrowings under revolving credit facility	–	6,050
Repayment of line of credit	(3,273)	–
Payment of deferred financing costs	–	(69)
Repayment of notes payable	–	(6,279)
Net cash used in financing activities	(3,811)	(1,677)

Net increase (decrease) in cash and cash equivalents	838	(1,980)
Cash and cash equivalents at the beginning of the period	2,998	4,978
Cash and cash equivalents at the end of the period	$3,836	$2,998

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$(1,865)	$723
Cash paid for interest	259	261
Right-of-use assets and operating lease obligations recognized at ASU 2016-02 transition	997	–
Right-of-use assets and operating lease obligations recognized after ASU 2016-02 transition	305	–

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